FEDERAL INSURANCE COMPANY
Endorsement No.: 8
	Bond Number:	82341034
NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from 12:01 a.m. on	October 7, 2012
	to 12:01 a.m. on	October 22, 2013

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 8, 2013

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)